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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
M & J. KAPLAN Co. INC

RECD S.E.C.
MAR - 4 2002
613

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

147 COUNTRY CLUB Dr.
(No. and Street)

COMMACK (City) NY (State) 11725 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MURRAY KAPLAN 631-462-8328
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NEIL G. CAROUSSO
(Name — *if individual, state last, first, middle name*)

36-09 208th St. (Address) BAYSIDE, (City) NY (State) 11361 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/15/02

RECEIVED

FEB 26 2002

OATH OR AFFIRMATION

I, MURRAY S. KAPLAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. & J. KAPLAN COMPANY INC, as of 12/31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

Signature

President

Title

Notary Public

Notary Public, State of New York
No. 01MU6017383
Qualified in Suffolk County
Commission Expires 12/14/02

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M & J KAPLAN & COMPANY, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001
WITH
INDEPENDENT AUDITORS' REPORT

NEIL G. CAROUSSO, CPA
24-44 FRANCIS LEWIS BLVD, WHITESTONE, NEW YORK 11357
TEL.: (718) 767-3300 • FAX: (718) 767-3302

To the Stockholder's of
M&J Kaplan Company, Inc.

In planning and performing my audit of the financial statments and supplemental schedules of M&J Kaplan Company, Inc. (the Company), for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorzed use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employeees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be inadequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the stockholders, management, SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchage Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Neil G. Carousso

Neil G. Carousso CPA
Whitestone, New York
February 7, 2002

M & J KAPLAN COMPANY, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2001

CONTENTS

NEIL G. CAROUSSO, CPA

24-44 FRANCIS LEWIS BLVD, WHITESTONE, NEW YORK 11357
TEL.: (718) 767-3300 • FAX : (718) 767-3302

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors of
M & J Kaplan Company, Inc.

I have audited the accompanying statement of financial condition of M & J Kaplan Company, Inc. (the Company) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M & J Kaplan, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Neil G. Carousso

Whitestone, New York — Neil G. Carousso, CPA
February 7, 2002

M & J KAPLAN COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

CURRENT ASSETS	
Cash	$12,552
Prepaid expenses	642
Commissions receivable	4,000
TOTAL CURRENT ASSETS	17,194
OTHER ASSETS	
Investment – NASDAQ stock	59,071
TOTAL ASSETS	$76,265

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 1,800
Commissions payable	4,000
Taxes payable	124
TOTAL CURRENT LIABILITIES	5,924
LONG TERM LIABILITIES	0
TOTAL LIABILITIES	5,924
STOCKHOLDERS' EQUITY	
Capital Stock – Common shares no par value, authorized 120 shares; issued and outstanding 120 shares	5,200
Additional paid in capital	55,800
Retained earnings	9,341
TOTAL STOCKHOLDERS' EQUITY	70,341
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$76,265

The accompanying notes are an integral part of these financial statements.

M & J KAPLAN COMPANY, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

INCOME		
Securities commissions	$ 78,447	
Insurance commissions	11,782	
Interest income	354	
TOTAL INCOME		$ 90,583
GENERAL AND ADMINISTRATION EXPENSES		21,206
NET INCOME		69,377
DISTRIBUTIONS TO STOCKHOLDERS		68,033
RETAINED EARNINGS – JANUARY 1, 2001		$ 7,997
RETAINED EARNINGS – DECEMBER 31, 2001		$ 9,341

The accompanying notes are an integral part of these financial statements.

M & J KAPLAN COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

STOCKHOLDERS' EQUITY – January 1, 2001	$68,997
PLUS:	
NET INCOME FOR THE YEAR	69,377
ADDITIONAL PAID IN CAPITAL	-0-
LESS:	
DISTRIBUTIONS TO STOCKHOLDERS	68,033
STOCKHOLDERS' EQUITY – DECEMBER 31, 2001	$70,341

The accompanying notes are an integral part of these financial statements.

M & J KAPLAN COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 69,377
Adjustments to reconcile net income to net	
Cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Decrease in prepaid expenses	544
Decrease in accounts payable	(5,394)
Increase in commissions payable	4,000
Decrease in taxes payable	(32)
NET CASH PROVIDED BY OPERATING ACTIVITIES	68,495
CASH FLOWS FROM INVESTING ACTIVITIES:	0
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution to Stockholders	(68,033)
NET CASH APPLIED TO FINANCING ACTIVITIES	(68,033)
NET INCREASE IN CASH AND CASH EQUIVLENTS	462
CASH AND CASH EQUIVALENTS - BEGINNING	12,090
CASH AND CASH EQUIVALENTS – ENDING	$12,552

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year ending December 31, 2001 for interest	-0-

The accompanying notes are an integral part of these financial statements.

M & J KAPLAN COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business :

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates pursuant to SEC rule 15c3-3 (k) (1), limiting business to the distribution of mutual fund shares on a subscription basis and/or variable life insurance and annuities. The company is a licensed insurance agent and gives insurance as well as investment advice.

Basis of Accounting :

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates :

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes :

The Company with the consent of its stockholders, has elected to be an "S" Corporation under the Internal Revenue Code. The stockholders are taxed individually on their proportionate share on the company's taxable income. Therefore, no provision or liability for federal income taxes has been recorded. The company is taxed by the state based on its taxable income.

Cash Equivalents :

For purpose of the statement of cash flows, the Company considers all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

NOTE 2 – SUBORDINATED BORROWINGS:

There are no subordinated borrowings at December 31, 2001.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1 (a) (2) (vi)), which requires the maintenance of minimum net capital of $5,000. At December 31, 2001 the Company had net capital of $10,628, which was $5,628 in excess of its required net capital.

M & J KAPLAN COMPANY, INC. Schedule 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

Total Capital	$ 70,341
Deductions and/or changes:	
Nonallowable assets:	
Investment – NASDAQ stock	59,071
Prepaid expenses	642
Net capital before haircuts on securities Positions (tentative net capital)	10,628
Haircuts on securities	0
Net Capital	$ 10,648
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 1,800
Commissions payable	4,000
Taxes payable	124
Total Aggregate indebtedness	$ 5,924
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 5,628
Percentage of aggregate indebtedness to net capital	55.63%

Reconciliation with Company's computation (included in Part IIA of form X-17A-5 as of December 31, 2001)	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 8,629
Audit adjustment to record unrecorded income.	2,019
Net Capital per above	$ 10,648

The company claims exemption under SEC rule 15c3-3 on the basis that the Company's business is limited to the distribution of mutual funds on a subscription basis and variable life insurance and annuities.